3/30/15

SECURITIE[...] N

15026636

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 34999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Financial Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UMB

SEC
Mail Processing
Section
MAR 30 2015
Washington DC
404

March 20, 2015

SEC
Attn: Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re: UMB Financial Services, Inc.
CRD # 17073

Dear Sir or Madam:

According to rule 17a-5 (d)(1) and (d)(4) an exemption statement from the broker should have been provided in the annual audit report. This exemption report was inadvertently left out of the annual audit mailed in February. Please attach accordingly.

If you have any questions regarding this matter, please contact me @ 816-860-8796.

Sincerely,

Angela Gates
Chief Financial Officer

: Enclosures

RECEIVED
MAR 31 PM 3:26
SEC / MR

UMB Financial Services, Inc.
Member FINRA, SIPC

P.O. Box 419232
Kansas City, Missouri 64141-6232

816.842.2222
800.842.9999 Toll Free
816.860.3689 Fax

umbfinancialservices.com

UMB Financial Services, Inc.'s Exemption Report

UMB Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2 (ii). (2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
UMB Financial Services Inc.

I, Angela Gates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Angela Gates 2-25-15

Title: Chief Financial Officer and Chief Operating Officer